Mail Stop 3233
                                                             June 25, 2018

Via E-mail
Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
Suite C-1505, Saidun Center
Xikang Road, Heping District, Tianjin
People's Republic of China

       Re:     MDJM LTD
               Draft Registration Statement on Form F-1
               Submitted May 29, 2018
               CIK No. 0001741534

Dear Mr. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 13

2. Please add risk factor disclosure, as applicable, describing any potential impact of the proposed tariffs by the United States and China on your operations. Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
June 25, 2018
Page 2

We may not be able to successfully execute... page 15

3. We note your disclosure that you may not be able to successfully enter into new geographical markets. In your Business section, or elsewhere as appropriate, please disclose whether there are any regulations that may be impact your ability to enter these new markets.

We face long cycles ... page 19

4. We note your disclosure that some of your developer clients require you to pay an upfront and refundable deposit. Please revise to more specifically describe these deposits, when you are entitled to refunds of such deposits and how these deposits impact your operations.

Our contractual agreements with Mingda Tianjin ..., page 31

5. We note your disclosure that disputes between you and Mingda Tianjin will be subject to arbitration in the People's Republic of China. Please revise your disclosure to discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the
       Unite States federal securities laws.

Disclosure Regarding Forward-Looking Statements, page 37

6. We note your disclaimer as to forward-looking statements and your reference to the
       Private Securities Litigation Reform Act of 1995. Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate. Additionally, we note the last sentence in the section "Industry Data and
       Forecasts." This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the
       Securities Act, please revise the disclosure to remove this disclaimer.

Industry, page 52

7. We note your disclosure on page 54. Please revise the table to disclose information regarding the areas where your operations are located and clarify, as applicable, the areas in which you operate.

Provisions on Foreign Investment, page 76

8. Please revise to clarify the status of your various PRC entities under the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises referenced in this section.
 Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
June 25, 2018
Page 3

Note 3   Accounts Receivable, page F-14

9. Please expand upon your accounting policy related to the determination of the allowance for doubtful accounts. For example, clarify at what stage of delinquency you record a reserve for a delinquent account, additional factors that would trigger the recording of a reserve or impairment and at what point a receivable is written off as uncollectible. In addition, tell us the amount of receivables outstanding as of December 31, 2017 that have been subsequently collected.

        You may contact William Demarest at (202)551-3432 or Kristi Marrone at
(202)551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401with any other questions.

                                                           Sincerely,

                                                           /s/ Jennifer
Gowetski

                                                           Jennifer Gowetski
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities
cc: Ying Li, Esq. (via e-mail)